                                                                    Exhibit 99.9

                              EMPLOYMENT AGREEMENT

         THIS AGREEMENT is made and entered into effective as of, October l 1996 by and between INTERNATIONAL FOAM SOLUTIONS, INC., a Florida corporation (the "Company") and HARVEY KATZ (Katz).

         WHEREAS, the Company desires to secure the services of Katz, and Katz desires to furnish such services to the Company upon the terms and conditions set forth in this Agreement.

         WHEREAS, Katz, by reason of the nature of Katz's duties, will be provided access to the Company's trade secrets and other confidential information and the Company desires to maintain the confidentiality of the same;

         NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties hereto agree as follows:

         1. Duties. The Company hereby employs Katz to serve the Company as Chief Executive Officer of the "Company" "SEE ADDENDUM A". Katz shall be on the Recycling Plant and Development Team and serve with the President of the Company. Except with the prior approval of the President of the Company, Katz agrees to devote his full time and energy toward the performance of the duties and responsibilities assigned to him, which may be modified from time to time in accordance with the above. "SEE ADDENDUM A" Katz agrees to refrain from engaging directly or indirectly in any activity or business transaction for himself or for any other person, corporation or subsidiary thereof, whether or not for remuneration, direct or indirect, contingent or otherwise, which in any way competes with any operation of the Company or which may result in a conflict of interest or otherwise adversely affects the proper discharge of his duties with, and responsibilities to, the Company. Such duties and responsibilities shall be performed in accordance with the Company's rules, regulation's, instructions and policies which are now in force and as amended from time to time, or which may be adopted hereafter. However Katz may continue to serve as President of HKI, Inc.

         Any designs, ideas or process improvements by Katz to enhance the Company's profitability which can be patented or copyrighted, will be patented or copyrighted by the Company and Katz will assign all rights to the Company as this falls under his duties as outlined in ADDENDUM "A". Ideas or prior "art" does not fall under this category.

         If the Company directly markets any of Katz's new ideas he will receive a 2.5% of the net profits attributed to that specific portion of the total Patents, product or portions that is attributed to Katz patents.

         2. Compensation. The Company covenants and agrees that, in consideration of the services performed hereunder, it will pay to Katz the starting rate of $150,000.00 per year with annual increases to be determined by performance of the company as well as all out of pocket expenses.

         3. Benefits. Katz shall be entitled to the following benefits:


               (a) Katz shall be entitled to participate in all benefit programs established by the Company from time to time in accordance with Company's Benefit Package "A".

               (b) Katz shall be entitled to vacation from May of 1993 as follows:

               2 weeks after anniversary from year 1 to 3

               3 weeks from 4th to 6th year

               4 weeks from 7th through 12th year and

               6 weeks after 13 years or more

as well as 9 paid holidays, as designated by the Company, and one personal day.

               (c) The Company shall reimburse Katz for all reasonable out-of-pocket expenses incurred by him in connection with the performance of his duties hereunder upon the presentation of appropriate documentation therefore in accordance with the Company's regular procedures. Such reimbursement shall include automobile allowance each month and travel and entertainment expenses. The following equipment and expenses will be paid or supplied by the Company and any and all office equipment will be the property of the Company.

               One Cellular Telephone and one dedicated phone line to be billed directly to the Company.

         4. Term. This Agreement shall become effective as of the date set forth above, and shall expire 5 years hereafter, subject to earlier termination in accordance with the following paragraphs. This Agreement shall be renewable and re-negotiated 90 days before the end of Term.

         5. Disability. If Katz shall be unable substantially to perform the duties required of him pursuant to this Agreement due to any injury, illness or disease as determined by an independent physician mutually acceptable to the Company and Katz, and such inability shall continue for a period of 90 days, the Company shall have the right to terminate this Agreement upon written notice to Katz. Notwithstanding any such termination, Katz shall be entitled to receive the base salary and benefits accrued or accruable to Katz pursuant to this Agreement up to the date of this contract or a minimum of two years salary.

         6. Death. In the event of Katz's death during the term of his employment, this Agreement shall terminate as of the date of death. Katz's beneficiary or estate shall be entitled to receive any salary, bonuses, vacation pay, or other benefits which have accrued or are accruable pursuant to this Agreement through the date of death.

         7. Termination for Cause. The Company shall have the right to terminate the employment of Katz hereunder for cause at any time if:

               (a) Katz is convicted by a court of competent and final jurisdiction of any crime (whether or not involving the Company) which constitutes a felony in the jurisdiction involved; or

               (b) Katz commits any act of embezzlement or similar conduct against or shall breach a fiduciary obligation to the Company, or shall be habitually drunk in public or otherwise act in such a manner as to adversely reflect upon the reputation of the Company; or

               (c) Katz unreasonably fails or refuses to perform in any material respect any of his duties and responsibilities as required by this Agreement.

         Any termination for cause may be effected by delivery to Katz of a written notice of termination, stating with specificity the reason for termination, and shall be effective as of the date of such notice. Upon termination for cause, any salary, bonuses, vacation pay, or other benefits which have accrued or are accruable through the end of this contract or a minimum of two (2) years.

         8. Termination Without Cause. The Company may terminate Katz's employment hereunder without cause at any time upon thirty days' prior written notice. Upon any such termination, Katz shall be entitled to receive a lump sum payment equal to the base salary and guaranteed bonus which would have been payable to Katz for the 36 months following the date of termination.

         For purposes of this Agreement, the following shall be deemed a termination of Katz's employment hereunder without cause:

               (a) Katz's substantive responsibilities are changed without the prior approval of Katz.

         (b) All or substantially all of the assets of the Company are sold, or there is a "Change in Control" of the Company, unless in conjunction with such sale or Change in Control this Agreement is extended through a date at least three years from the date of the sale or Change in Control.

         For purposes of this Agreement, "Change in Control" shall mean a change in control of a nature that would be required to be reported in response to Item 5(f) of Schedule 14A Regulation 14A promulgated under the Securities Exchange Act of 1934 as in effect on the date of this Agreement. Without limitation, such a change in control shall be deemed to have occurred if and when (a) any "person" (as such term is used in Sections 13(d) and 14(d)-II (2) of the Securities Exchange Act of 1934) other than a person currently holding such a position, is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of that company's then outstanding securities, or (b) during any period of 12 consecutive months, commencing before or after the date of this Agreement, individuals who at the beginning of such 12 month period were directors of the Company cease for any reason to constitute at least thirty percent (30%) of the Company's Board of Directors.

         9. Termination by Katz. Katz may terminate his employment hereunder, subject to the restrictive covenants hereinafter stated, upon giving thirty days prior written notice to the Company, in which event Katz's salary and benefits shall be continued through the date of termination and 12 months thereafter.

         10. Certain Restrictive Covenants.

               (a) Katz recognizes and acknowledges that confidential information may exist, from time to time, with respect to the business of the Company. Accordingly, Katz agrees that he will not disclose any confidential information relating to the business of the Company to any individual or entity during his employment or hereafter. The provisions of this paragraph shall not apply to information which is or shall become generally known to the public or the trade (except by reason of Katz's breach of his obligations hereunder), information which is or shall become available in trade or other publications (except by reason of Katz's breach of his obligations hereunder), and information which Katz is required to disclose by order of a court of competent jurisdiction (but only to the extent specifically ordered by such court and, when reasonably possible, if Katz shall give the Company prior notice of such intended disclosure so that it has the opportunity to seek a protective order if it deems appropriate).

               (b) As used in this Agreement, "confidential information" shall mean studies, plans, reports, survey, analyses, sketches, drawing, notes, records, unpublished memoranda or documents, and all other non-public information relating to the Company's manufacturing and marketing activities, including, shop practices, equipment, research data, marketing and sales information, personnel data, customer lists, employee lists, financial data, plans and all other techniques, know how and trade secrets which presently or in the future are in the possession of the Company.

               (c) All memoranda, notes, records, reports, sketches, photographs, drawing, plans, paper or other documents made or compiled by or made available to Katz in the course of employment hereunder are and shall be the sole and exclusive property of the Company and shall be promptly delivered and returned to the Company by Katz immediately upon termination of employment with the Company.

               (d) For so long as he is employed by the Company, and for a period of two years hereafter, Katz shall not engage (either as principal, agent or consultant, or through any corporation, firm or organization in which he may be an officer, director, employee, controlling stockholder, partner, member, or with which he is otherwise affiliated) directly or indirectly, in any activity or business anywhere in the world which is engaged in the recycling or reconversion of polystyrenes.

         11. Injunction. Katz acknowledges that the services to be rendered by him are of a special unique and extraordinary character, and, in connection with such services, he will have access to confidential information vital to the Company's business. Accordingly, Katz consents and agrees that if he violates any of the provisions of paragraph 10 hereof, the Company would sustain irreparable harm and, therefore, in addition to any other remedies which may be available to it, the Company shall be entitled to an injunction restraining Katz from committing or continuing any such violation of this Agreement. Nothing in this Agreement shall be construed as prohibiting the Company from pursuing any other remedy or remedies including, without limitation, recovery of damages.

         12. Modification or Elimination of Restrictions. In the event that any of the restrictions, contained in paragraphs 10 or 11 hereof shall be held to be in any way an unreasonable restriction on Katz, then the court so holding may reduce the territory and/or period of time in which such restriction operates, or modify or eliminate any such restriction to the extent necessary to render such paragraphs enforceable.

         14. Entire Agreement. This Agreement represents the entire Agreement between the parties with respect to the subject matter hereof and shall not be modified or affected by any offer, proposal, statement or representation, oral or written, made by or for either party in connection with the terms hereof. This Agreement may not be amended except by an instrument in writing signed by the Company and Katz.

         15. Serviceability. Should any provision or clause hereof be held to be invalid, such invalidity shall not affect any other provision or clause hereof which can be given effect without such invalid provision. This Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns and upon Katz and his heirs, executor, administrators, or other legal representatives.

         16. Laws Applicable. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

                                          INTERNATIONAL FOAM SOLUTIONS, INC.
HARVEY KATZ


/s/ Harvey Katz                           /s/ Claudia Iovino
----------------------------              ------------------------------
SS# ###-##-####                           CLAUDIA IOVINO,PRESIDENT
   -------------------------



/s/
----------------------------
         WITNESS

                                      IFS
                                JOB DESCRIPTION


JOB TITLE:             Chief Executive Officer
DEPARTMENT:
REPORTS TO:            President and Chairman of the Board
FLSA STATUS:           Non Exempt
PREPARED BY:           Claudia Iovino
PREPARED DATE:         6-23-93
APPROVED BY:           Claudia Iovino
APPROVED DATE:         6-25-95


SUMMARY
Manages and directs the organization toward its primary objectives, based on profit and return on capital, by performing the following duties personally or through subordinate managers.

ESSENTIAL DUTIES AND RESPONSIBILITIES include the following. Other duties may be assigned.

Establishes current and long range objectives, plans, and policies, subject to approval by the Board of Directors.

Dispenses advice, guidance, direction, and authorization to carry out major plans and procedures, consistent with established policies and Board approval.

Oversees the adequacy and soundness of the organization's financial structure.

Reviews operating results of the organization, compares them to established objectives, and takes steps to ensure that appropriate measures are taken to correct unsatisfactory results.

Plans and directs all investigations and negotiations pertaining to mergers, joint ventures, the acquisition of businesses, or the sale of major assets with approval of the Board of Directors.

Establishes and maintains an effective system of communications throughout the organization.

Represents the organization with major customers, shareholders, the financial community, and the public.

SUPERVISORY RESPONSIBILITIES
Manages six subordinate supervisors who supervise a total of all employees in the COO, CFO, Facility Mgr, Director of Recycling, Department Head of R&D, and Executive Assistant. Is responsible for the overall direction, coordination, and evaluation of these units. Also directly supervises zero non-supervisory employees. Carries out supervisory responsibilities in accordance with the organization's policies and applicable laws. Responsibilities include interviewing, hiring, and training employees; planning, assigning, and directing work; appraising performance; rewarding and disciplining employees; addressing complaints and resolving problems.

QUALIFICATIONS To perform this job successfully, an individual must be able to perform each essential duty satisfactorily. The requirements listed below are representative of the knowledge, skill, and/or ability required. Reasonable accommodations may be made to enable individuals with disabilities to perform the essential functions.

EDUCATION AND/OR EXPERIENCE
Fifth year college or university program certificate; or two to four years related experience and/or training; or equivalent combination of education and experience.

LANGUAGE SKILLS
Ability to read, analyze, and interpret common scientific and technical journals, financial reports, and legal documents. Ability to respond to common inquiries or complaints from customers, regulatory agencies, or members of the business community. Ability to write speeches and articles for publication that conform to prescribed style and format. Ability to effectively present information to top management, public groups, and/or boards of directors.

MATHEMATICAL SKILLS
Ability to apply advanced mathematical concepts such as exponents, logarithms, quadratic equations, and permutations. Ability to apply mathematical operations to such tasks as frequency distribution, determination of test reliability and validity, analysis of variance, correlation techniques, sampling theory, and factor analysis.

REASONING ABILITY
Ability to apply principles of logical or scientific thinking to a wide range of intellectual and practical problems. Ability to deal with nonverbal symbolism (formulas, scientific equations, graphs, musical notes, etc.,) in its most difficult phases. Ability to deal with a variety of abstract and concrete variables.

CERTIFICATES, LICENSES, REGISTRATIONS

PHYSICAL DEMANDS The physical demands described here are representative of those that must be met by an employee to successfully perform the essential functions of this job. Reasonable accommodations may be made to enable individuals with disabilities to perform the essential functions.

While performing the duties of this job, the employee is regularly required to reach with hands and arms and talk or hear. The employee frequently is required to stand; sit; use hands to finger, handle, or feel; and climb or balance. The employee is occasionally required to walk and stoop, kneel, crouch, or crawl. The employee must occasionally lift and/or move up to 25 pounds. Specific vision abilities required by this job include depth perception, and ability to adjust focus.

WORK ENVIRONMENT The work environment characteristics described here are representative of those an employee encounters while performing the essential functions of this job. Reasonable accommodations may be made to enable individuals with disabilities to perform the essential functions.

While performing the duties of this job, the employee is frequently exposed to fumes or airborne particles. The employee is occasionally exposed to wet and/or humid conditions, moving mechanical parts, toxic or caustic chemicals, outside weather conditions, extreme cold, extreme heat, and risk of electrical shock. The noise level in the work environment is usually quiet.


                                    Page 2